# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2008

## HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

| California | 000-23877 | 77-0469558 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 150 Almaden Boulevard, San Jose, California | 95113 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## ITEM 2.02 RESULTS OF OPERATION AND FINANCIAL CONDITION

On January 30, 2008, Heritage Commerce Corp issued a press release announcing results for the year ended December 31, 2007. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

## ITEM 8.01 OTHER EVENTS

Annual Shareholders Meeting

The 2008 Annual Shareholders meeting will be held on May 22, 2008.

Quarterly Dividend

On January 30, 2008, Heritage Commerce Corp announced that its Board of Directors declared a $0.08 per share quarterly cash dividend. The dividend will be paid on March 19, 2008, to shareholders of record on February 27, 2008. A copy of the press release is attached as Exhibit 99.2 to this Form 8-K and is incorporated herein by reference.

## ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(D) Exhibits.

99.1  Press Release, dated January 30, 2008, entitled "Heritage Commerce Corp Earns Reports Financial Results for 2007"
99.2  Press Release, dated January 30, 2008, entitled "Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.08 Per Share"

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### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 30, 2008


Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarek
Name: Walter T. Kaczmarek
President and Chief Executive Officer

## INDEX TO EXHIBITS

| EXHIBIT NO. | DESCRIPTION |
| --- | --- |
| 99.1 | Press Release, dated Jnauary 30, 2008, entitled "Heritage Commerce Corp Reports Financial Results for 2007" |
| 99.2 | Press Release, dated January 30, 2008, entitled "Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.08 Per Share" |